Exhibit 99.1

ReTo Announces Receipt of Nasdaq Delisting Determination and Plan to Appeal

Beijing, China – February 4, 2025 - ReTo Eco-Solutions, Inc. (Nasdaq: RETO) (“ReTo” or the “Company”), a manufacturer of equipment for production of eco-friendly materials in China, today announced that the Company received a delisting determination notice from The Nasdaq Stock Market LLC (“Nasdaq”) on January 29, 2025, notifying the Company that given its Class A shares, par value US$0.10 per share (the “Class A Shares”), had a closing bid price at less than $1 over the previous 30 consecutive business days, the Company is not in compliance with the minimum bid price requirement as set forth in Listing Rule 5550(a)(2). Further, because the Company is not eligible for any compliance period since the Company has effected a reverse stock split over the prior one-year period, pursuant to Listing Rule 5810(c)(3)(A)(iv), the Class A Shares will be scheduled for delisting from Nasdaq at the opening of business on February 7, 2025, unless the Company requests an appeal of such determination to a hearings panel (the “Panel”).

The Company intends to timely request a hearing before the Panel. The request will stay the suspension of the Company’s securities and the delisting process pending the Panel’s decision. While the appeal is pending, the Class A Shares will continue to trade on Nasdaq under the symbols “RETO.” There can be no assurance that the Panel will grant the Company an extension period or that the Company will ultimately regain compliance with all applicable requirements for continued listing on Nasdaq.

About ReTo Eco-Solutions, Inc.

Founded in 1999, ReTo Eco-Solutions, Inc., through its operating subsidiaries in China, is engaged in the research and development, manufacture and sales of equipment used for production of eco-friendly construction materials. The Company provides consultation, design, implementation and installation of its equipment and related parts, as well as engineering support and technical advice and services. For more information, please visit: http://en.retoeco.com.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements include, among others, statements regarding the Company’s plans to regain compliance with the minimum stockholders’ equity requirement. The Company’s actual results may differ materially from those expressed in any forward-looking statements as a result of various factors and uncertainties. The reports filed by the Company with the Securities and Exchange Commission discuss these and other important factors and risks that may affect the Company’s business, results of operations and financial conditions. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

ReTo Eco-Solutions, Inc.

Tel: +86-10-64827328

Email: ir@retoeco.com or 310@reit.cc